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December 28, 2010

Via EDGAR

Mr. Jeffrey Foor
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

Re:  VALIC Separate Account A
     Pre-Effective Amendment to the Registration Statement on Form N-4 File Nos. 333-170476 and 811-03240

Dear Mr. Foor:

     This letter is in response to comments received from you for the above-referenced initial registration statement on Form N-4, filed with the Commission on November 8, 2010, Accession Number 0000354912-10-000019. We include the comments below, followed by our responses:

1.   Fee Tables, pages 7-9
     ----------

     a.   Please revise the disclosure in footnote 1 stating the "maximum surrender charge is the less or of 5%...."

     b. Please remove the footnote 1 reference to the section "Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges" as this disclosure does not appear in this filing.

     c. Please confirm the font size for footnote 1 on pages 7 and 9 is consistent and smaller than the font used in the table.

     d. Page 9. Please revise the last sentence in footnote * to clarify that total annual fund operating expenses are contractually waived or reimbursed if they exceed 1.18%.

Response: Each of the above items has been revised as requested; we confirm that the font size for the footnotes is now consistent and smaller than the font used in the table.

2.   IncomeLOCK, page 11
     ----------

     Disclosure states that the feature is designed for "rollover annuities." Please explain if this feature is available for other purchasers of the contract and, if so, include prominent disclosure that this feature may not be appropriate for purchasers other than rollover annuities.

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Response: We revised the sentence to remove the reference to rollover annuities.
The feature is available for any annuity purchaser.

3.   Loans, page 12
     -----

     Disclosure as to the IncomeLOCK feature on page 11 states that electing a loan will automatically terminate the rider. Please add disclosure under the heading Loans stating that electing a loan will terminate the IncomeLOCK feature.

Response: We added the disclosure as requested and noted that benefits may be lost upon termination: "If you elected the IncomeLock feature and then take a loan after the Endorsement Date, IncomeLock will automatically be terminated and you will lose any benefits that you may have had with the feature."

4.   Variable Account Options, page 18
     ------------------------

     For the High Watermark Funds, please explain the disclosure under the caption Adviser and Sub-Adviser listing AIG SunAmerica Asset Management Corp. as the "daily business manager" to the funds.

Response: We have removed the disclosure regarding SunAmerica Asset Management Corp. as the "daily business manager." The fund's prospectus now names SunAmerica Asset Management Corp. as the adviser to the fund and Trajectory Asset Management LLC as the sub-adviser.

5.   Miscellaneous
     -------------

     Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: We have included financial statements and exhibits as required.

6.   Tandy Representations
     ---------------------

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

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     .    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We have included the representations below as requested.

                                      *****

     After we have resolved any remaining issues and confirmed that the registration statement has been duly filed with all appropriate exhibits and financial statements, we respectfully request that the Commission, pursuant to delegated authority, grant acceleration on the effective date of the filing. We request that the above-referenced Registration Statement be declared effective on December 28, 2010 or as soon as practicable thereafter. We acknowledge that:

     . Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     . The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 713-831-3150 if you have any questions or need more information.

Sincerely,

/s/ KATHERINE STONER
Katherine Stoner
Vice President, Deputy General Counsel and Secretary
The Variable Annuity Life Insurance Company